EXHIBIT IX

Additional Information Requested
By the Deputy Commissioner by letter dated May 13, 1996

The Department requested supplemental information which we address below.

1.   8 V.S.A. [SECTION] 3683(f) findings.

     We address the criteria under [SECTION] 3683(f) in order:

     A. The change of control of HIVT will have no impact on its ability to satisfy the requirements for its Certificate of Authority to write the lines of insurance for which it is presently licensed.

     B. As discussed in the Form A, the acquisition of HIVT will have no impact on competition in insurance in Vermont or tend to create a monopoly therein.

     C. The financial condition of Penn Treaty is such as it will enhance the financial stability of HIVT. (See Penn Treaty Form 10-K (Annual Reports) at Exhibits II through VI).

     D. The terms of the agreement are fair and reasonable to the hareholders of HIVT, as concluded by Advest, Inc. and HIVT's Board of Directors. See Exhibit I, pages 9 and 28-30.

     E. Penn Treaty has no plans or proposals to liquidate HIVT, sell its assets or consolidate or merge it with any other entity or to make any material change in its business, corporate structure or management.

     F. We believe the submissions regarding the post-acquisition Directors and Officers of HIVT demonstrate sufficient competence, experience and integrity such that the interests of the policyholders of HIVT and the public will be maintained.

2.   Extraordinary Dividends.

     The Proxy Statement contains a specific disclosure regarding Vermont's extraordinary dividend provisions as set forth in 8 V.S.A. [SECTION] 3685(c) and (d) at page 36.

3.   Tender Offers, Etc.

     Other then the transaction reflected in the Proxy, there have been no other tender offers for, requests or invitations for tender offers of, exchange offers for, or agreements to acquire or exchange any securities of HIVT.